SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               RSI HOLDINGS, INC.
                            (Name of Subject Company)


                               RSI HOLDINGS, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   749723 10 2
                      (CUSIP Number of Class of Securities

                                 BUCK A. MICKEL
                                    PRESIDENT
                              28 EAST COURT STREET
                                  P.O. BOX 6847
                        GREENVILLE, SOUTH CAROLINA 29606
                                 (864) 271-7171
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 WITH A COPY TO:
                             LAWSON M. VICARIO, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                                  P.O. BOX 728
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8203

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is RSI Holdings, Inc., a North Carolina corporation (the "Company" or "RSI"). The principal executive offices of the Company are located at 28 East Court Street, Greenville, South Carolina, 29601. Its telephone number is (864) 271-7171.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9, as amended by this Amendment No. 1 (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Shares"). As of January 27, 2005, there were 7,846,455 shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth above in ITEM 1.

This statement relates to a Tender Offer by BCM Acquisition Corp. ("BCM") as disclosed in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") by BCM and by its three shareholders, Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw, on January 28, 2005. These three shareholders (the "Mickel siblings") are siblings; Buck A. Mickel is RSI's President and Chief Executive Officer, Charles C. Mickel is RSI's Vice President, and they are two of RSI's four directors.

According to the Schedule TO, BCM is offering to purchase up to all of the Shares, at a cash purchase price of $0.10 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2005, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). According to the Schedule TO, the Mickel siblings owned 5,934,856, or approximately 76%, of the outstanding Shares at January 27, 2005. The 1,911,599 Shares sought to be purchased by BCM pursuant to the Offer represent approximately 24% of the outstanding Shares.

As stated in the Schedule TO, the purpose of the Offer is to acquire Shares from a sufficient number of holders of record of RSI's common stock such that, after those Shares are purchased pursuant to the Offer and the BCM shareholders have contributed their Shares to BCM as described in the Schedule TO, BCM would own at least 90% of RSI's voting stock. With such ownership, BCM will be able under provisions of the North Carolina Business Corporation Act (the "NC Corporate Act") to cause a merger of RSI into BCM without action by the Board of Directors or shareholders of RSI (the "Merger"). The Schedule TO states that upon successful completion of the Offer without acquiring all of the outstanding Shares, BCM will proceed to consummate the Merger and provide the remaining RSI shareholders with cash for each of their Shares in the same amount as paid in the Offer.

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

Based on information in the Schedule TO, the business address and telephone number of BCM is as follows:

28 East Court Street
Greenville, South Carolina, 29601
(864) 271-7171

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between RSI, its executive officers, directors, or affiliates, and BCM or any of its executive officers, directors, or affiliates.

Certain Affiliates. The financial interests of the BCM shareholders are adverse, as to the Offer price, to the financial interests of RSI's other public stockholders. BCM's shareholders are three siblings, Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw. Buck A. Mickel is RSI's President and Chief Executive Officer, Charles C. Mickel is RSI's Vice President, and they are two of RSI's four directors. The Mickel siblings beneficially own approximately 76% of RSI's common stock. In the event the Offer is completed, as equity owners of RSI (or of the surviving company upon completion of the Merger of RSI into BCM), the Mickel siblings would benefit to the extent RSI pays less consideration for the Shares. Further, if the Offer is completed, they would possess a substantial interest in RSI's future earnings and growth insofar as such earnings and growth are realized.

Joe F. Ogburn serves as a director of RSI and also as RSI's Secretary and Chief Financial Officer. Following the Merger, he will continue to serve as a director and as Secretary and Chief Financial Officer of the surviving company.

C.C. Guy, another director of RSI, will continue to serve as a director of the surviving company upon the Merger.

Michael J. Bolt serves as President of Employment Solutions, Inc., RSI's subsidiary. His father, Charles M. Bolt, was on RSI's Board. Mr. Charles M. Bolt participated in past Board discussions relating to a going-private transaction for RSI, but was unable to serve for health reasons after September 1, 2004. Charles M. Bolt passed away on November 3, 2004.

Net Operating Loss Carryforwards. RSI had approximately $12.8 million in net operating loss carryforwards for income tax purposes at August 31, 2004. Because RSI has a consistent history of losses, we believe that it is more likely than not that RSI will be unable to utilize these carryforwards, which expire in 2006 through 2024. In our 2004 10-KSB, we indicated that we did not record a deferred tax asset because we did not believe that it was more likely than not that we would be able to utilize these carryforwards. If we had recorded the full net deferred tax asset on our balance sheet at August 31, 2004, the amount of the net deferred tax asset would have been $4.8 million. We have not prepared any projections that utilize any carryforwards, and we do not foresee RSI's present operation utilizing any substantial amount of this carryforward. In addition,

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

under applicable U.S. tax regulations RSI would lose its carryforwards if the percentage of stock owned by a 5% or greater shareholder increased by more than 50 percentage points during any three-year period.

If, through improvements in the operating results of its current business or through the acquisition of profitable businesses, we were to become profitable before our carryforwards expire or are otherwise lost, we would be able to utilize them to offset future taxable income, reducing our income tax expense and increasing our future net earnings, and any offset would only be realized by continuing shareholders.

Control of RSI. The Mickel siblings beneficially own 76% of the Shares, and accordingly have supermajority voting control over RSI. As a result of their voting interest, the Mickel siblings have the power to control the vote regarding such matters as the election of RSI's directors, amendments to RSI's charter and other fundamental corporate transactions.

Treatment of Stock Options. As stated in the Schedule TO, in connection with the Merger, all options with respect to RSI stock would be canceled, and options with per share exercise prices less than $0.10 would be converted into the right to receive $0.10 minus the per share exercise price of the option, multiplied by the number of shares of common stock issuable upon exercise of the option. The following insiders have the following number of options with respect to RSI stock with exercise prices under $0.10 and, as part of the Merger, would receive the following amounts of option-related Merger consideration:

             Name                                Options        Amount
             ----                                -------        ------
             Buck A. Mickel                      300,000        $    6,900
             Charles C. Mickel                    10,000        $      300
             C.C. Guy                             10,000        $      300
             Joe F. Ogburn                       120,000        $    3,600
                                                 =======        ==========
                      TOTAL                      440,000        $   11,100

Directors and Officers of RSI. See Schedule A to this Offer to Purchase for a listing of the positions that the shareholders and other executive officers and directors of BCM hold with RSI and for a listing of the shares of our common stock owned by such persons.

Salary and Other Compensation Arrangements. As compensation for his services as RSI's President and Chief Executive Officer, Buck A. Mickel received $81,000 in fiscal 2004 and $90,083 in 2003.

Mr. C.C. Guy retired as an officer of RSI on January 17, 1995. RSI paid him $100 per month in consulting fees during the years ended August 2003 and August 2004. The Board of RSI determined that these payments were appropriate in light of Mr. Guy's long record of service to RSI and value as a consultant to RSI.

Loan Arrangement. During August 2001, Minor H. Mickel loaned RSI $250,000 under the terms of an unsecured note payable bearing interest at 8.0% per year with the principal balance and all unpaid interest due in August 2006. Mrs. Mickel is the mother of the Mickel siblings.

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

During February 2002, Minor H. Mickel loaned RSI $1,200,000 and Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw, each loaned RSI $20,000 under unsecured promissory notes bearing interest at 7.0% per year with the principal balances and all unpaid interest due in February 2007. Proceeds from these notes aggregating $1,260,000 were used to purchase the assets of RSI's wholly-owned subsidiary, Employment Solutions, Inc.

On March 25, 2004, Minor H. Mickel gave the two notes above, having principal unpaid balances of $250,000 and $1,200,000 and the unpaid interest at February 29, 2004 of $177,485, in equal parts to Buck A. Mickel, Charles C. Mickel and Minor M. Shaw.

Buck A. Mickel, Charles C. Mickel and Minor M. Shaw (and, before March 25, 2004, Minor H. Mickel), the creditors of the three notes payable aggregating $1,200,000, have permitted the deferral of payment of interest on these notes since the notes' issuance. Since November 2003, these creditors have also permitted the deferral of payment of interest under the other notes payable held by them, in the aggregate principal amount of $310,000.

These creditors have agreed that they will not require payment of interest on any of these notes until July 2005 at the earliest. Management of RSI could decide at any time to pay all or part of the accrued interest if it determines that cash balances are sufficient to pay the interest without a detrimental effect on the future operations of RSI. As of August 31, 2004, the aggregate accrued unpaid interest with respect to these notes was $231,833.

Corporate Office Arrangement. During fiscal 2003 and 2004, RSI's executive offices were located in a facility consisting of approximately 3,000 square feet of floor space located at 28 East Court Street, Greenville, South Carolina. This lease continues in effect. Rental expense of $30,600 was incurred by RSI during the year ended August 31, 2004 for RSI's executive offices under a month-to-month lease arrangement. The lease at 28 East Court Street, Greenville, South Carolina includes office furniture and equipment. The office space at 28 East Court Street, Greenville, South Carolina was leased from CTST, LLC, which is owned by three shareholders: Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw. We believe that this lease contains provisions as favorable to RSI as could be obtained from a third-party landlord.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Of the four members of the Board of Directors of RSI, three are affiliated with BCM. (Buck A. Mickel is RSI's President and Chief Executive Officer, Charles C. Mickel is RSI's Vice President, and they are two of RSI's four directors. Joe F. Ogburn serves as a director of RSI and also as RSI's Secretary and Chief Financial Officer and, following the Merger, he will continue to serve as a director and as Secretary and Chief Financial Officer of the surviving company.) The only other director of RSI, C.C. Guy, has no affiliation with BCM other than continuing to serve as a director in the surviving company.

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

Because three of the four directors of RSI have substantial conflicts of interest with respect to the Offer, and because the Board deems it unfair to expect the single unaffiliated director to take a position with respect to the Offer, RSI's Board unanimously adopted the following resolution:

THE BOARD OF DIRECTORS OF RSI HOLDINGS, INC. HAS DETERMINED THAT IT IS UNABLE TO TAKE A POSITION AND ACCORDINGLY WILL TAKE NO POSITION ON THE TERMS OF THE TENDER OFFER MADE BY BCM ACQUISITION CORP. TO PURCHASE THE SHARES OF RSI HOLDINGS, INC.

The Board of Directors of RSI is unable to take a position and is accordingly taking "no position" regarding the tender offer for the following reasons: (1) three of the four directors have substantial conflicts of interest with respect to the Offer; and (2) it does not expect the single unaffiliated director to take on the substantial responsibility of making a recommendation with respect to the Offer.

Two of the four directors (Buck A. Mickel and Charles C. Mickel) are filing persons with respect to the Schedule TO, and in that capacity they have taken personal positions in support of the fairness of the offer as described in the Schedule TO. In addition, the Board is aware that with the passage of the Sarbanes-Oxley Act of 2002, the costs in terms of expense and management time of maintaining the status of RSI as a public company have significantly increased. In addition, the Board is aware that the shares are thinly traded. The determination by the Board to take "no position" means that the shareholders should consider these factors, among other matters, in deciding whether to tender Shares in response to the Offer.

RSI's directors have, on behalf of the unaffiliated shareholders, retained Economic Evaluations to prepare a report concerning the fairness of the Offer, which is described in more detail in Item 8 below; a copy of the report is attached as Schedule C, and Economic Evaluations' summary and supporting analysis are attached as Schedule B. The directors did not engage Economic Evaluations on RSI's behalf and did not consider this opinion or its underlying analysis in reaching its conclusion to take no position with respect to the Offer. RSI's directors have not retained an unaffiliated representative to act on behalf of unaffiliated security holders for purposes of the Offer.

As of the date hereof and after making a reasonable inquiry, the Company has been advised that Buck A. Mickel and Charles C. Mickel intend to contribute their Shares to BCM upon satisfaction or waiver of the terms of the Offer, and each of the other directors and executive officers of RSI presently intends to tender his Shares in the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has not directly or indirectly employed, retained, or compensated anyone to make solicitations or recommendations in connection with the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of the Company, neither the Company nor any of its executive officers, directors, affiliates or subsidiaries have effected any transactions in the Shares during the past 60 days.

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ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken or engaged in any negotiations in response to the Offer that relates to: (i) a tender offer or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

There are no transactions, resolutions of the Board, agreements in principle, or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to in the previous paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Fairness Opinion. RSI's board of directors engaged R.E. Gregory & Co., LLC, dba Economic Evaluations, on behalf of RSI's unaffiliated shareholders to assist them in determining the fairness, from a financial point of view, of the proposed consideration to be received by RSI's shareholders in the Offer. RSI did not determine the amount of consideration to be paid in the Offer.

As background to the engagement, on August 16, 2004, there was an RSI board meeting at which Buck Mickel presented a proposal for a going-private merger. At that meeting, the board formed a special committee composed of the two non-employee board members, C.C. Guy and Charles M. Bolt, to consider and negotiate the transaction from the perspective of unaffiliated shareholders. Mr. Mickel mentioned that RSI's counsel had referred RSI to Ronald E. Gregory, a potential independent evaluator of the transaction, noted that he had not been in contact with Mr. Gregory and gave his contact information to the members of the special committee.

Following that RSI board meeting, the members of the newly-formed special committee spoke by teleconference with Ronald E. Gregory of R.E. Gregory & Co., LLC, d/b/a Economic Evaluations ("Economic Evaluations"). After discussing his credentials and the potential scope of work he would provide, the committee agreed to engage Economic Evaluations. On August 18, 2004, the special committee and Economic Evaluations signed an engagement letter dated as of August 16, 2004.

On August 19, 2004, RSI and the Mickel siblings learned that approximately 4.5% of the Shares are beneficially owned by street-name holders who have chosen not to provide their personal contact information. Because these shareholders cannot be contacted by a proxy solicitor and because RSI's experience is that its small shareholders appear to be indifferent to and unresponsive about their RSI holdings, the Mickels concluded that RSI might not be able to achieve a 95% participation rate, and that as a consequence voluntarily seeking a 95% approval vote for a complicated, expensive going-private transaction might not be a reasonable option.

On August 20, 2004, Ronald Gregory of Economic Evaluations informed C.C. Guy, one of the members of the special committee, by telephone of his conclusion that $0.10 represents a fair price for the Shares.

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

On September 1, 2004, the Mickel siblings and RSI learned that Charles M. Bolt, one of RSI's five directors at the time and one of the two members of the special committee appointed with respect to the proposed merger transaction, was seriously ill and would be unable to continue to serve actively for some period of time. According to the Schedule TO, Buck Mickel concluded that it would be unreasonable for RSI to expect C.C. Guy to serve alone on a special committee and that having a special committee to evaluate any going-private offer was therefore impossible.

According to the Schedule TO, in late August and early September 2004, the Mickel siblings reevaluated the structuring options available for a going-private transaction and concluded that the likelihood of a substantial percentage of unresponsive, unreachable shareholders, the inability to have a special committee of independent directors, and the cost and delay of obtaining the approvals of RSI's board of directors and of RSI's stockholders as compared to a tender offer weighed against continuing to pursue the long-form merger transaction. In considering the options, they came to the conclusion that a tender offer, followed by a short-form merger, was likely to be the quickest and most cost effective way to offer liquidity to RSI's unaffiliated shareholders and to enable RSI to go private.

On September 13, 2004, RSI's board dissolved the special committee formed in connection with the proposed merger and, acting on behalf of RSI's unaffiliated shareholders, engaged Economic Evaluations to provide the fairness opinion and supporting analysis that are included in this response of RSI to the contemplated tender offer.

Economic Evaluations was selected because it had previously been engaged by a special committee of the board to evaluate a going-private transaction prior to the committee's dissolution.

To the Company's knowledge, Economic Evaluations has substantial experience in establishing corporate valuations, and no material relationship has existed during the past two years or is mutually understood to be contemplated between Economic Evaluations and its affiliates and RSI or its affiliates. As stated in Economic Evaluations' fairness opinion, attached as Schedule C, Ronald E. Gregory of Economic Evaluations regularly offers business valuation services and specializes in ownership consulting for the closely held business enterprise. He has over thirty five years experience in the financial field, an MBA (1974) and a Ph.D. (1989) from Clemson University, and is engaged full time as a financial consultant. He has served as an expert witness in state and federal courts. In addition to ongoing research in the ownership of private and public companies, Dr. Gregory regularly participates in valuation industry activities and has extensive training in accounting, legal, and financial market topics related to valuation.

RSI paid Economic Evaluations a fee of $17,000 for providing the fairness opinion, none of which was contingent on the success of the tender offer. RSI has not paid Economic Evaluations any other fees in the past two years.

The fairness opinion is attached as Schedule C. A summary of the fairness opinion, including underlying analysis, is attached as Schedule B. The summary was provided to the Company by Economic Evaluations and, as described in the Schedule TO, it has been reviewed only by Joe F. Ogburn, RSI's Chief Financial Officer, for the limited purpose of reviewing it for factual or typographical errors.

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Antitrust.  The  acquisition  of Shares by BCM in  accordance  with the offer is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended.

Appraisal Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly exercises his or her dissenters' rights under Article 13 of the NC Corporate Act will be entitled to demand a proceeding by the North Carolina Superior Court to determine the fair value of his or her Shares. If the Merger is approved by BCM, RSI shall notify all of its shareholders entitled to assert dissenters' rights, in writing, within 10 days thereafter, that the Merger has been approved by BCM and will send each such RSI shareholder a dissenters' notice as required under Section 55-13-22 of the NC Corporate Act. An RSI shareholder to whom a dissenters' notice has been mailed as described above, in order to preserve its dissenters' rights, must follow precisely the requirements of Article 13 of the NC Corporate Act in order to perfect the shareholder's rights to dissent and seek appraisal by judicial action of the value of such shareholder's Shares. The Schedule TO outlines in more detail the requirements of Article 13 and includes a copy of such Article.

Effect of the Offer on the Market for Shares and Stock Market Listing. Prior to the Offer, the Shares were thinly traded and the consummation of the Offer will exacerbate the limitations on the ability of a shareholder to sell his shares.

Exchange Act Registration. The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). RSI does not intend to file a request to terminate the registration, but, upon consummation of the Offer, a decision could be made to deregister the Shares. Termination of registration would substantially reduce the amount of information required to be furnished by RSI to its Shareholders and to the SEC.

State Takeover Laws. Pursuant to the North Carolina Shareholder Protection Act of the North Carolina Corporate Act, no business combination involving a corporation which has a class of securities registered under Section 12 of the Exchange Act and any entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation's voting shares may be consummated unless the holders of 95% of the outstanding voting shares approve the business combination. Under the North Carolina law, the 95% voting requirement does not apply if there is an applicable exemption. As stated in the Schedule TO, BCM and the Mickel siblings believe that an exemption applies although, because the factual situation is complicated and there is no interpretive caselaw with respect to this exemption, there is some uncertainty as to the application of this statute to RSI. If this uncertainty were to be resolved to require receipt of 95% approval of RSI's outstanding shares for a business combination between BCM and RSI, BCM might not be able to effect the Merger (or any similar merger). BCM and the Mickel siblings have stated in the Schedule TO that in that event, they would pursue alternative strategies, including deregistration of RSI's common stock, if possible, and liquidation.

The North Carolina Control Share Acquisition Act of the North Carolina Corporate Act applies to a corporation that is incorporated in North Carolina and that has substantial assets in North Carolina, its principal place of business or a principal office within North Carolina, a class of securities registered under

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Section 12 of the  Exchange  Act,  and more than 10.0% of its  shareholders  are residents of North Carolina or more than 10.0% of its shares held by North Carolina residents. The North Carolina Control Share Acquisition Act restricts the voting rights of a person who acquires "control shares" in a covered corporation. Control shares are shares that, when added to all other shares of the covered corporation beneficially owned by a person, would entitle that person to voting power equal to or greater than one-fifth, one-third or a majority of all voting power. Without shareholder approval by "disinterested shareholders," the shares acquired by the acquiror have no voting rights. RSI has its principal place of business and principal office in South Carolina rather than North Carolina, and is therefore not subject to, the North Carolina Control Share Acquisition Act.

ITEM 9.  EXHIBITS

None.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Buck A. Mickel
                                            ------------------------
                                            Name:    Buck A. Mickel
                                            Title:   President and CEO

                                            Date:    February 14, 2005

                                   SCHEDULE A

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the ownership by BCM and its BCM shareholders and by the other directors and executive officers of RSI shares of RSI common stock, representing current beneficial ownership of RSI. It also lists the positions that the shareholders and other executive officers and directors of BCM hold with RSI.

-----------------------------------------------------------------------------------------------------------
                                                                        Amount and
                                                                        Nature of
                             Name of                                    Beneficial           Percent
                         Beneficial Owner                               Ownership          of Class (4)
-----------------------------------------------------------------------------------------------------------
BCM Acquisition Corp.                                                   6,368,188 (1)        76.0

Buck A. Mickel                                                          6,368,188 (1)        76.0
President, CEO and director, RSI and BCM and Shareholder, BCM

Charles C. Mickel                                                       6,368,188 (1)        76.0
Vice President and director, RSI and BCM and Shareholder, BCM

Minor Mickel Shaw                                                       6,368,188 (1)        76.0
Shareholder, BCM

Joe F. Ogburn                                                             201,990 (2)         2.4
Secretary, Treasurer and director, RSI and BCM

C.C. Guy                                                                   50,962 (3)         0.6
Director, RSI

(1) The number of shares shown includes all shares currently beneficially owned by each of Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw.

      Shares  currently  beneficially  owned  by  Mr.  Buck  A.  Mickel  include
      3,087,309 shares directly owned by him, 150,000 shares owned by him as custodian for his minor child and 226,666 unissued shares subject to stock options held by him which are currently exercisable. The number of shares shown also includes 50,000 shares held by Mr. Buck A. Mickel's wife, as to which shares he disclaims beneficial ownership. As a result of the Offer and Merger, Buck A. Mickel's interest in RSI's (negative) net book value as of August 31, 2004 will increase from 41.9% or ($138,973) to 52.0% or ($172,473), and his interest in RSI's net loss for the fiscal year ended August 31, 2004 will increase from 41.9% or ($57,873) to 52.0% or ($71,823).

      Shares currently beneficially owned by Mr. Charles C. Mickel include 1,467,185 shares directly owned by him and 6,666 unissued shares subject to stock options held by him which are currently exercisable. As a result of the Offer and Merger, Charles C. Mickel's interest in RSI's (negative) net book value as of August 31, 2004 will increase from 17.6% or ($58,375) to 24.7% or ($81,925), and his interest in RSI's net loss for the fiscal year ended August 31, 2004 will increase from 17.6% or ($24,309) to 24.7% or ($34,116).

      As a result of the Offer and Merger, Minor M. Shaw's interest in RSI's (negative) net book value as of August 31, 2004 will increase from 16.5% or ($54,727) to 23.3% or ($77,281), and her interest in RSI's net loss for the fiscal year ended August 31, 2004 will increase from 16.5% or ($22,790) to 23.3% or ($32,182).

(2) The number of shares shown as currently beneficially owned by Mr. Ogburn includes 45,142 shares directly owned by him and 156,665 unissued shares subject to stock options held by Mr. Ogburn which are currently exercisable. Such number also includes 183 shares held by Mr. Ogburn's wife, as to which shares Mr. Ogburn disclaims beneficial ownership.

(3) The number of shares shown as currently beneficially owned by Mr. Guy includes 26,307 shares directly owned by him and 6,666 unissued shares subject to stock options held by Mr. Guy which are currently exercisable. The number of shares shown also includes 17,989 shares held by Mr. Guy's wife, as to which shares Mr. Guy disclaims beneficial ownership.

(4) Pursuant to Rule 13d-3 promulgated under the Exchange Act, percentages of total outstanding shares have been computed on the assumption that shares that can be acquired within 60 days upon the exercise of options by a given person are outstanding, but no other shares similarly subject to acquisition by other persons are outstanding.

                                   SCHEDULE B
                  SUMMARY AND ANALYSIS OF ECONOMIC EVALUATIONS

OVERVIEW

RSI  Holdings,  Inc ("RSIH" or the  "Company") is a North  Carolina  corporation headquartered in Greenville SC and operates one subsidiary, Employment Solutions, Inc., which is engaged in the business of employee leasing. Prior to 2000 the Company operated other businesses but incurred substantial operating losses as a result of increased competition in the major product lines and discontinued all regular operations - all business activities were concluded by February 2000. The Company changed its accounting from a going concern basis to a liquidation basis on January 31, 2000 and on January 1, 2001, changed back from a liquidation basis to a going concern basis. In 2002, RSIH acquired Employment Solutions with a combination of seller financing and an infusion of capital from the Mickel family (see SEC Form 8-K dated March 4, 2002).

On December 20, 2000, the Company issued an 8% Convertible Note to Minor Mickel, mother of the siblings making the subject offer; the terms were a maturity of 2005 with a principal amount of $500,000, plus accrued interest, said note convertible into common shares at $0.075 per share. Company operations continued to show losses, and interest payments were accrued, and the note was converted into 6,666,666 shares on January 21, 2002 (before adjusting for a 3:1 reverse split). After this transaction Ms. Mickel owned 64.9% of the outstanding common stock of RSIH.

On January 28, 2002 Ms. Mickel sold the bulk of her holding to the three siblings who are making the current Offer at a price of $0.005 per share (SEC Form 8-K March 1, 2002), giving the siblings approximately 78% of the outstanding common stock. As of the Offer date the siblings & their families own approximately 78% of the outstanding shares.

Economic Evaluations was originally engaged by a Special Committee of the Board to render an opinion as to the fairness, from a financial point of view, of the Offer consideration of $0.10 per share. Due to the health of a Committee member, the Special Committee was unable to complete its original task, and the Board elected to modify the engagement to an opinion to the Board on behalf of the unaffiliated shareholders of the fairness, from a financial point of view, of the same $0.10 per share consideration.

There are no special financial conditions to the Offer as the Mickel siblings will provide all necessary financing. For purposes of this analysis all employee stock options are ignored as they would operate to further dilute any per share values estimates. In this analysis we assume 7,846,455 shares outstanding (Form 10-Q dated May 31, 2004).

SCOPE OF ANALYSIS

Since the Company has a negative net worth, continues to operate at a loss, and has a balance sheet supported by a large intangible asset and substantial debt, many of the standard methods of valuing the shares are not easily applied. In determining the fairness of the cash consideration, we chose to focus on the (1) financial performance, (2) adjusted balance sheet, (3) a discounted cash flow model based on subjective estimates of future cash flows and (4) market transactions in the Company's common stock. We conducted a search for comparable companies but found that, due to the size and performance of the Company and thin trading in the Company's shares, there were no directly comparable companies to support a comparable company analysis. Among the four valuation methods listed above, while greatest reliance was placed on prior market transactions and the discounted cash flow models, there was no weighted average of results of the various methods in our analysis.

FINANCIAL PERFORMANCE

     HISTORICAL RESULTS

The Company continues to operate at a loss and operating results have declined slightly from the prior year due to weakness in the overall employment picture. For the nine months ended May 31, 2004, the net loss was $108,000 rounded of which approximately $75,000 was interest expense accrued for the period. If the Company were required to pay these interest costs in cash it could have severe negative impact of the Company's ability to operate. The Company has not been able to show an operating profit from its investment in employee leasing, and its projections (see below) do not project an operating profit for the next fiscal year.

     PRO FORMA - NO PUBLIC COMPANY EXPENSE

If the Company were to operate as a private entity and avoid the necessary expense of being a public company, there could be significant cost savings that would reduce the operating loss but not necessarily create a profit. Management estimates, in one scenario, that there is potential cost savings of up to $110,000. By further reducing expenses for offices and certain management costs, we estimate the results for the year ending August 31, 2004 would still show an operating loss. It will require a combination of an improving market for the Company's services plus the cost savings resulting from operating as a private company to show any positive operating results. Therefore there is no net income to value, and a basic comparison between standard industry ratios or comparable company data and the Company's recent performance are not meaningful.

ADJUSTED BOOK VALUE

On the balance sheet dated May 31, 2004, the Company had an accumulated operating deficit of $5,331,858 and negative shareholders' equity of $301,653. The Company also has a significant intangible asset from the acquisition of Employment Solutions. This intangible asset is carried on the books, net of amortization, at $1,646,277. Ignoring this intangible value, the Company would have a tangible net worth of negative $1,947,930 or a per share tangible net worth of negative $0.248.

NET OPERATING LOSS

As of August 31, 2003 the Company had accumulated a net operating loss carryforward ("NOL") of $12,731,000, which expires from 2006 through 2022.

The Company estimated a potential net deferred tax asset resulting from this NOL of $4,765,000. However, current accounting standards require that since the Company has net operating losses for the fiscal years 2002 and 2003, it cannot show this deferred tax asset as of August 31, 2003. If the Company's auditors, and management, do not believe based on the balance of evidence that is more likely than not that the Company can fully utilize its NOL, no deferred tax assets would be shown even if accounting standards did not require it. (See SEC Form 10-K for August 31, 2003).

The Company's ability to utilize any significant portion of this net operating loss is highly dependent on its ability to secure additional financing to expand and improve its operations. Restrictions such as change of control limitations severely limit the Company's ability to sell or merge its operations with other profitable businesses. Any hypothetical projections for future profitable operations that might utilize some portion of the net operating loss must take into account the additional funding required to expand or acquire new business, and the resulting dilution of existing shareholders' equity. For purposes of this Opinion the Company has a negative shareholders equity and in our view appears to have minimal prospects for realizing a positive tangible net worth without substantial additional financing which the Company is not likely to secure in its present financial condition.

DISCOUNTED CASH FLOW MODEL

Management has created a series of projections to show what the Company might be able to produce, on a net operating basis, under certain assumptions about future business. All these plans show a net operating loss for the year ending August 31, 2005. We used a five year discounted cash flow model based on the net cash flow, where net cash flow is defined as after tax operating profits plus non cash charges such as depreciation plus any net changes in working capital minus capital expenditures. Adjusting the projection results for depreciation and amortization, which are non-cash expenses, and further adjusting for minimizing headquarters cost and the reduction of expenses from being a private company, and acknowledging that the NOL removes the need for any income tax assumption for the near future, it is possible that the Company might show net cash flow of $25,000 to $75,000 under the range of assumptions. In our discounted cash flow model, we assumed annual cash flow increases of 3%, consistent with the 3% projected growth rate of the U.S. economy as a whole. We assumed a discount rate of 25%, which in our estimation is the minimum discount rate for a company of the size of the Company.

Using a net cash flow of $75,000, increasing 3% per year and a discount rate of 25% and a sale at the end of five years using a capitalization of net cash flow method to determine the terminal value, the net present value of the Company under one discounted cash flow model is $366,400 or $0.047 per share. This is not a forecast of results but simply an estimate based on the described assumptions.

STOCK TRANSACTIONS - RSIH

Most of the transactions in the Company's stock reported in the public marketplace during the 12 months ended August, 2004 were at $0.08 per share. The last company transaction in its shares was issuance of the $500,000 Convertible note based on a conversion price of $0.075 per share in December, 2000. The most significant recent transaction in the Company's shares was the sale of a majority of Minor Mickel's stock to her children as described above for $0.005 per share in January, 2002.

Based on the cash consideration of $0.10 per share in the current Offer, the offer price represents a 25 percent premium to $0.08 per share, the most frequent public bid price over the prior 12 months. As shown in Table 1 on page 16, there were 21 transactions for a total of 34,792 shares at $0.08 per share, 9 transactions for a total of 39,979 shares at $0.09 per share, 3 transactions for a total of 19,000 shares at $0.10 per share and 2 transactions for 1400 shares total at $0.15 per share. The average price per share for this period was $0.89 per share and the weighted average price per share was also $0.89 per share.

The Offer price represents a premium of 33% over the conversion price of the Convertible Note described above. The Offer price of $0.10 per share represents a premium of 2000% over the transaction of January, 2002.

There is no liquid market in the Company's shares, no market maker or sponsor for the stock, and the thin trading makes other market comparisons meaningless.

COMPARABLE COMPANIES

The lack of positive operating results and negative net worth makes detailed comparisons with comparable companies' performance difficult. A search of similar business in the same SIC code with negative earnings provided a list of companies with a wide range of values for performance ratios and capital structure ratios, but none of these businesses was found to be sufficiently comparable to the Company to support an analytical comparison with the Company.

SUMMARY OF ANALYSIS

Our analysis focused on the operating profitability of the Company, both in the recent past and projected, the adjusted book value, a five year discounted cash flow model and the market transactions in the Company's stock.

The Company has operated at a loss for some years, and its ability to become profitable or continue as a viable operation is highly dependent on additional financing on favorable terms, the continued deferral of interest on its debt, and/or reduction in expenses resulting from becoming private rather than being public traded. The most significant potential asset is the deferred tax asset that may be realized if the Company is successful in securing sufficient financing to acquire or expand its business so as to achieve profitability.

Consequently, the value of the Company as a going concern, and the market value of the common stock, is highly speculative, and a meaningful comparison with similar companies is difficult. The analysis provides the basis for our opinion that the proposed Offer of $0.10 cash per share is fair, from a financial point of view, to the unaffiliated shareholders.

                                                 Table 1
                                         RSIH Market Transactions

       ------------------ -- ------------------------ -----------------
             Date                Price Per Share           Volume
       ------------------ -- ------------------------ -----------------
               8/14/2003                0.08                 1,000
               8/21/2003                0.08                   600
               8/27/2003                0.08                 1,600
                9/3/2003                0.08                   400
                9/9/2003                0.10                 1,000
               9/11/2003                0.08                   300
               9/17/2003                0.08                   300
               9/22/2003                0.08                 1,600
              10/10/2003                0.08                   200
              10/16/2003                0.09                 5,000
              10/20/2003                0.08                   100
              10/21/2003                0.08                   300
              10/28/2003                0.08                 1,100
              10/31/2003                0.09                 7,000
               11/3/2003                0.10                13,000
               11/5/2003                0.10                 5,000
              11/14/2003                0.08                15,000
              11/24/2003                0.08                   111
               12/9/2003                0.08                 3,333
              12/10/2003                0.08                   182
              12/15/2003                0.09                 5,000
              12/30/2003                0.08                   236
               1/23/2004                0.09                 1,535
               1/29/2004                0.09                   114
               2/19/2004                0.15                   200
               2/27/2004                0.09                   100
               3/10/2004                0.09                   333
               3/11/2004                0.15                 1,200
               4/15/2004                0.09                10,897
               5/19/2004                0.08                   333
               5/26/2004                0.08                   286
               5/28/2004                0.08                 1,145
                6/4/2004                0.08                 5,000
               7/13/2004                0.08                 1,666
               7/14/2004                0.09                10,000
       ------------------ -- ------------------------ -----------------

                                   SCHEDULE C
                    FAIRNESS OPINION OF ECONOMIC EVALUATIONS


                                                          Greenville, S.C. 29603
                                                               Tel  864-242-0190
                                                                Fax 864-254-0312
                                                               regregory@att.net

                               September 10, 2004

Board of Directors of RSI Holdings, Inc.
On behalf of the Unaffiliated Shareholders of RSI Holdings, Inc.
28 East Court Street
Post Office Box 6847
Greenville, SC 29606

RE:      Fairness Opinion for RSIH Holdings, Inc.

Dear Sirs,

You have retained R. E. Gregory & Co., LLC, dba ECONOMIC EVALUATIONS to assist the unaffiliated shareholders of RSI Holdings, Inc. ("RSIH" or the "Company"), a North Carolina corporation, in determining the fairness, from a financial point of view, of the proposed consideration to be received by holders of RSIH's common stock in the following transaction:

         a tender offer (the "Offer") for all outstanding shares of RSIH common stock by a newly-formed company owned by Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw for $0.10 per share in cash. If 90% of RSIH's voting stock is tendered, the offerors would effect a short-form merger of RSIH into the newly-formed company for merger consideration of $0.10 per share.

The standard of value for purposes of this financial advisory engagement, including the Opinion, is "Fair Value" - assumed here to mean the share price to which owners of the Company's common stock are entitled under the North Carolina statute regulating tender offer and merger transactions of the type proposed. The engagement involves determining the fairness, from a financial point of view, in a specific transaction between the offerors and the other unaffiliated parties with respect to the Offer.

The effective date of the Opinion is September 10, 2004. This is a Financial Advisory service and not an Appraisal Report as defined in the Business Valuation Standards of the American Society of Appraisers. This Opinion includes a summary of the analysis used and review process followed. The scope of work was determined by the purpose of the engagement, the size and scale of the subject Company's operations and the Company's overall financial condition.

We are relying on RSIH's representations as to the Offer terms, that no significant changes will be made to the terms without notifying us and that the Offer will be completed as proposed. We are relying solely on the financial information furnished by you or your advisers, and public data, and give no opinion on such data. This is not an accounting document and no opinion is expressed except an opinion as to the fairness, from a financial point of view, as described below.

The Opinion is intended for use only in connection with the proposed Offer and the Opinion and the analysis that supports it may be included in documents sent to RSIH shareholders and or filed with the Securities and Exchange Commission in connection with the Offer. It is intended for use by unaffiliated shareholders of RSIH in making their decision with respect to the Offer. Nothing in the valuation process or reporting the Opinion is intended to imply that the Company can or will be sold for the range of value discussed. The final Opinion is not expected to be relied on by RSIH's Board as a fairness opinion in connection with the Offer, because the Board members are likely to be unable to take a position with respect to the Offer.

Neither R. E. Gregory & Co., LLC dba "Economic Evaluations" nor Ronald E. Gregory is required to update the report for subsequent events or render any future opinions. The Company has agreed to hold us harmless from any liability resulting from our acceptance and performance under this Agreement. If testimony is required at any legal proceedings including depositions, the Company has agreed to compensate us at our then current rate for expert testimony and reasonable out of pocket expenses.

This engagement does not reflect questions of legal title, survey or physical or environmental attributes of the assets, accounting or tax issues or other factors beyond the normal scope of our work as business valuation consultants. No inspection was made of the Company's facilities or assets, and no appraisal was made of any specific asset or class of asset.

We certify that the fee for this work is in no way contingent on any specified result or value, and that we are independent as to you and your affiliated employees, officers and related companies.

In the past we have provided services to the Mickel family and to business ventures in which they were investors, all unrelated to the proposed Offer, and have provided no such services within the past four years, and have never provided any services related specifically to RSIH.

Ronald E. Gregory, Ph.D., regularly offers business valuation services and specializes in ownership consulting for the closely held business enterprise. He has over thirty five years experience in the financial field, an MBA (1974) and a Ph.D. (1989) from Clemson University, and is engaged full time as a financial consultant. He has served as an expert witness in state and federal courts. In addition to ongoing research in the ownership of private and public companies, Dr. Gregory regularly participates in valuation industry activities and has extensive training in accounting, legal, and financial market topics related to valuation.

In arriving at our Opinion, we:

A. reviewed audited financial statements of RSIH for the fiscal years ended August 31, 2001, August 31, 2002 , August 31, 2003 and financial statements of the Company for the quarters ended November 30, 2003, and February 29 and May 31, 2004;

B. reviewed financial forecasts and estimates relating to RSIH which were provided to or discussed with us by the management of RSIH;

C. held discussions with the senior management of RSIH with respect to the business and prospects of RSIH;

D. reviewed and analyzed certain publicly available financial data for companies in the general industry group as RSIH;

E. reviewed and analyzed certain publicly available information for transactions in RSIH stock that we deemed relevant in evaluating the Offer;

F. reviewed the potential impact of the net operating loss carry forward, the reduction in operating expense as a private company, and the potential need for additional capital;

G. performed such other analyses and reviewed such other information as we deemed appropriate.

We express no view as to, and our Opinion does not address, the underlying business decision of the offerors to make the Offer (including the anticipated subsequent short-form merger) nor does our Opinion address the relative merits of the Offer as compared to any alternative business strategies that might exist for the offerors or for RSIH or the effect of any other transaction in which any of them might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

Based upon and subject to the items discussed above, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Offer price is fair, from a financial point of view, to the unaffiliated holders of RSIH Common Stock. This Opinion is intended for use by unaffiliated shareholders of RSIH in making their decision with respect to the Offer, but it does not constitute a recommendation as to whether any shareholder should tender shares or take any other act with respect to any matters relating to the Offer.

Sincerely,
Economic Evaluations

(sig) /s/ Ronald E. Gregory              Date September 10, 2004
------------------------------
Ronald E. Gregory, Ph.D.